EXHIBIT 12.1
GATX FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31

	2004		2003		2002		2001		2000

	In millions, except ratios
Earnings available for fixed charges:
Income from continuing operations before cumulative effect of accounting change	$203.3		$96.5		$60.3		$13.3		$64.5
Add (deduct):
Income tax provision (benefit)	115.4		43.5		26.4		(5.2)		37.4
Share of affiliates’ earnings, net of distributions received	(32.4)		(47.4)		(11.2)		(21.4)		(42.2)
Interest on indebtedness and amortization of debt discount and expense	136.4		153.8		168.3		194.0		204.3
Portion of operating lease expense representative of interest factor (deemed to be one-third)	61.0		61.7		61.9		61.4		56.3

Total earnings available for fixed charges	$483.7		$308.1		$305.7		$242.1		$320.3

Fixed charges:
Interest on indebtedness and amortization of debt discount and expense	$136.4		$153.8		$168.3		$194.0		$204.3
Capitalized interest	1.9		4.2		15.8		14.4		10.4
Portion of operating lease expense representative of interest factor (deemed to be one-third)	61.0		61.7		61.9		61.4		56.3

Total fixed charges	$199.3		$219.7		$246.0		$269.8		$271.0

Ratio of earnings to fixed charges(A)	2.43	x	1.40	x	1.24	x	.90	x(B)	1.18	x

(A)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. “Earnings” consist of income from continuing operations before income taxes and fixed charges, less share of affiliates’ earnings, net of distributions received.

(B)	For the year ended December 31, 2001, fixed charges exceeded earnings by $27.7 million.